December 18, 2006

CT Corporation System
111 Eighth Avenue
New York, NY 10011

> **Re:** **Solarfun Power Holdings Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed on December 11, 2006**
> **File No. 333-139258**

Dear Sir/Madam:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. We note your response to comment 12; however, paragraph (iii) and the following language from the next paragraph, "…and we have assumed that there is nothing under any other law that would affect or vary the following opinions" implies that you have not yet filed an opinion that addresses all legal issues underlying the question of whether the shares being offered are legally issued, fully paid and non-assessable. Please file an opinion from appropriate counsel that addresses the legal questions carved out by this language.

2. We note your response to comment 13. At what point in time is the entry made? Can it be made before effectiveness of the registration statement? If so, please do so and delete the condition in the legality opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3637, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via Fax) Alan Seem